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www.lw.com

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Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb, Assistant Director
Justin Dobbie, Legal Branch Chief J. Nolan McWilliams, Attorney-Adviser Kristin Shifflett, Accountant David Humphrey, Accounting Branch Chief

	Re:	Fantex, Inc. Registration Statement on Form S-1 Filed March 3, 2014 CIK No. 333-194256

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2014 (the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 3, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received on June 12, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

June 25, 2014

General

1.                          We note your response to prior comment 1. With respect to the Regulation M restricted period for Fantex Series EJ Manuel, as described in your response, please provide us your analysis of when five days prior to the pricing of the offering began. We note that in the initial filing on March 3, 2014 you disclosed a price of $10 per share for Fantex Series EJ Manuel. Accordingly, please tell us whether you believe that the restricted period for Regulation M concerning the offering of Fantex Series EJ Manuel began on February 24, 2014 (i.e., five days prior to March 3, 2014). If not, please provide us your analysis of why the restricted period did not begin five days prior to March 3, 2014.

Response:                                         The Company concurs with the Staff’s analysis that the restricted period for Regulation M concerning the offering of Fantex Series EJ Manuel began on February 24, 2014 (i.e., five days prior to March 3, 2014).

Dividend Policy, page 87

2.                          You state here that you intend to pay cash dividends equal to an amount in excess of 20% of the available dividend amount for each tracking series. In your road show presentation filed as a free writing prospectus on June 5, 2014, you state that your goal is to pay dividends on the “vast majority” of the cash flow stream generated by the brand contract. Please update your disclosure in this section to be consistent with the additional information about your dividend policy contained in the road show presentation. Please also distinguish between “majority” and “vast majority” in your revised disclosure.

Response:                                         The Company advises the Staff that Mr. French intended to indicate during the road show presentation that a majority of the cash flow stream, after offsetting any expenses of the Company and expenses associated with any brand building activities intended to assist in enhancing EJ Manuel’s brand, is intended to be paid out as dividends to shareholders. The Company respectfully notes that it does not believe that this statement of current intent is inconsistent with the Dividend Policy included in the Registration Statement, which notes that the Company intends to pay cash dividends from time to time out of any available cash equal to an amount in excess of 20% of the “available dividend amount.”

June 25, 2014

Critical Accounting Policies, page 99

EJ Manuel Estimated Brand Income, page 104

3.                          Please expand the last sentence of footnote (1) to the table to address performance based bonuses payable under Article 28 of the CBA between the NFL and the NFLPA. Please also revise similar footnotes elsewhere in the prospectus accordingly.

Response:                                         In response to the Staff’s comment, the Company has revised pages 104, 110, 115 and 118 of Amendment No. 3.

Mohamed Sanu Brand Contract, at Estimated Fair Value, page 110

Mohamed Sanu Career Length, page 111

4.                          Please describe to us the sample size reduction methodology you used to determine the most comparable wide receivers in projecting Mohamed Sanu’s career length and second NFL player contract. Please also provide us with the basis for your belief that this methodology is “statistically valid based on published research.”

Response:                                         The Company advises the Staff that as disclosed in the Registration Statement, the Company used a complete data set of all retired wide receivers who caught 1.875 passes per team game over the regular season in their rookie or second NFL seasons between 1980 and 2012. There were a total of 212 wide receivers in this data set who were retired at the end of the 2013 NFL season. To arrive at a narrower comparable data set, the Company used the data set reduction methodology that it believes to be statistically valid based on published research by Per Jönsson and Claes Wohlin. Please see Per Jönsson and Claes Wohlin, Benchmarking k-Nearest Neighbour Imputation with Homogeneous Likert Data, 11 EMPIRICAL SOFTWARE ENG’G 463, 473—75 (2006), a copy of which research paper is being provided to the Staff on a supplemental basis.

Based on the methodology set forth in the afore referenced paper, the Company derived the rounded square root of the total sample size to narrow the data set. In other words, the Company took the square root of the total set of players from the initial data set of 212 in estimating Mohammed Sanu’s career length, which square root results in approximately 14.56 players. The Company rounded this number to the next whole number and used a sample data set of 15 players in estimating Mr. Sanu’s career length. The Company chose the 15 most statistically comparable players to Mohammed Sanu, which statistical comparability was determined by taking into account the relative statistical production (a combination of touches from scrimmage (receiving and rushing), yards from scrimmage (receiving and rushing), touchdowns and games played), Pro-Bowl selection and draft position of each of the 212 wide receivers. The 15 players that most closely resembled Mohamed Sanu based on the above criteria were used in estimating the career length for Mr. Sanu. Each of these 15 players was assigned a relative weighting based on how closely they related to Mr. Sanu based on the factors set forth above. The Company respectfully submits that using the full data set of all 212 players would result in comparing Mr. Sanu to players that were either statistically much better performers than

June 25, 2014

Mr. Sanu or much worse, which the Company believed would lead to a less accurate estimate of Mr. Sanu’s expected career length.

Mohamed Sanu’s Third NFL Player Contract, page 113

5.                          You state on page 114 that you estimated that Mohamed Sanu would receive a third one-year contract because he would only have one year left of estimated career length. Given this, please discuss why you included contracts of longer than one year in the sample data set in determining the projected total value of Sanu’s third NFL player contract.

Response:                                         The Company advises the Staff that in estimating the value of Mohamed Sanu’s third NFL contract, the Company analyzed contracts of players that it believed to be most statistically comparable to Mr. Sanu taking into account statistical production (a combination of touches from scrimmage (receiving and rushing), yards from scrimmage (receiving and rushing), touchdowns and games played), Pro-Bowl selection and draft position, and by determining the average annual value of those players’ contracts signed between their eight and tenth NFL seasons. The Company believes that picking the most statistically comparable players, rather than selecting players with only single year contracts, results in a more accurate prediction of the value of Mr. Sanu’s third NFL contract. For example, if the Company used only single-year contracts in its analysis, the two statistically closest players (Marty Booker and James Jones) and their average annual contract values would not have been included in the Company’s analysis and would have resulted in a less accurate estimate of the value of Mr. Sanu’s third NFL contract by comparing Mr. Sanu to those players of a different caliber than him.

The Company’s estimation of the value of Mr. Sanu’s third NFL contract was based on a calculation of the average annual value of the NFL contracts of the players in the data set. The average annual value enabled a comparison between contracts of one year and contracts of more than one year by standardizing the period of time over which the contracts are being compared to a single year. Therefore, the Company believes that by using contract values on an average annualized basis and comparing Mr. Sanu to those players determined to be most closely related to him statistically, assists in arriving at a more accurate estimate of Mr. Sanu’s expected contract value for his third NFL contract.

Additional Bonus Opportunities, page 138

6.                          Please include a brief description of the bonus opportunity provided by the Performance Based Pool discussed in Article 28 of the CBA.

Response:                                         In response to the Staff’s comment, the Company has revised page 139 of Amendment No. 3 to provide a brief description of the bonus opportunity discussed in Article 28 of the CBA.

EJ Manuel NFL Player Contract—Buffalo Bills (the Bills), page 146

7.                          Please revise footnote (2) to the first table on page 147 to disclose that any performance based bonus payable under Article 28 of the CBA, such as the $49,212

June 25, 2014

performance bonus earned during the 2013 playing season, has not been included in the table. Please also revise similar footnotes elsewhere in the prospectus accordingly.

Response:                                         In response to the Staff’s comment, the Company has revised the footnotes on pages 147, 152, 156, 157 and 163 of Amendment No. 3.

Other Brands, page 148

Mohamed Sanu Brand Contract, page 148

8.                          We note that income payable to Mohamed Sanu through June 30, 2014 pursuant to the endorsement agreement between Mr. Sanu and Nike USA, Inc. will be excluded income under the respective brand contract. We further note that you did not include such contract in the estimated brand income table for Mr. Sanu on page 110. Please clarify whether the endorsement agreement with Nike USA, Inc. will terminate after June 30, 2014.

Response:                                         In response to the Staff’s comment, the Company has revised pages 33 and 149 of Amendment No. 3 to clarify that the agreement between Mr. Sanu and Nike USA, Inc. will terminate on June 30, 2014.

Underwriting (Conflicts of Interest), page 193

9.                          Please include the table required by Item 508(e) of Regulation S-K, including disclosure that 50% of the underwriting discount is payable to Stifel, Nicolaus & Company, Incorporated and an additional 100% of the per share underwriting discount is payable to Merriman Capital, Inc. for each share purchased by an investor referred by Merriman.

Response:                                         In response to the Staff’s comment, the Company has revised page 194 of Amendment No. 3 to include a tabular disclosure of the underwriting compensation payable to Stifel, Nicolaus & Company, Incorporated, Merriman Capital, Inc. and Livingston Securities LLC.

The Allocation Process, page 197

10.                   We note that in the event reservations exceed the number of shares you are offering you will allocate offered shares at your discretion. Please clarify whether you will notify prospective investors that the offering is oversubscribed and of the selected method to allocate offered shares prior to acceptance. Please also clarify whether prospective investors will have the opportunity to withdraw their reservations in the event the offering is oversubscribed and shares are not allocated pro rata.

Response:                                         The Company does not believe it is customary in the industry to alert subscribers in advance of the allocation methodology or provide for reconfirmation of orders in the event an offering is oversubscribed. In line with the forgoing, the Company does not intend to notify investors of the selected methodology to allocate offered shares

June 25, 2014

prior to acceptance. Rather, it will, in consultation with FBS, determine a reasonable allocation methodology and apply such methodology in accordance with its closing process as described in the Registration Statement.

Investors will, however, be afforded the opportunity to withdraw their reservations until acceptance, whether or not the offering is oversubscribed, and will be notified of such ability to withdraw in accordance with the SEC’s Compliance and Disclosure Interpretation Question 139.26 under Securities Act Section 5.

Notes to Statements of Cash Receipts from Included Contracts — Mohamed Sanu, page SR-MS-4

Note 1. Basis of Presentation, page SR-MS-4

11.                   We note the disclosure that Mohamed Sanu earned a performance bonus during both the 2012 and 2013 playing seasons pursuant to Article 28 of the CBA. However, it appears you did not include similar disclosure for performance bonuses earned by EJ Manuel, Vernon Davis, and Arian Foster. Please revise, as appropriate.

Response:                                         In response to the Staff’s comment, the Company has revised pages SR-EM-5, SR-VD-5 and SR-AF-5 of Amendment No. 3 to include disclosure regarding the performance bonuses earned by EJ Manuel, Vernon Davis and Arian Foster.

* * * * * *

June 25, 2014

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 3 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP